Exhibit (h)(xii)

FORM OF Amended and Restated

EXPENSE Limitation/reimbursement AGREEMENT

This Agreement is entered into as of the 26th day of September 2013, as amended and restated August 31, 2017 and August 31, 2018, between DuPont Capital Management Corporation (the “Adviser”) and FundVantage Trust (the “Trust”), on behalf of DuPont Capital Emerging Markets Debt Fund (the “Fund”).

WHEREAS, the Adviser desires to contractually agree to reduce its advisory fee and/or reimburse certain of the Fund’s operating expenses to ensure that the Fund’s total operating expenses, excluding taxes, fees and expenses attributable to a distribution or service plan adopted by the Trust, “Acquired Fund Fees and Expenses" (as defined in Form N-1A), interest, extraordinary items, and brokerage commissions, do not exceed the levels described below;

WHEREAS, on August 31, 2017, the Adviser amended and restated the Agreement dated September 26, 2013 to extend the term to August 31, 2018; and

WHEREAS, effective September 1, 2018, the Adviser wishes to amend and restate the Agreement dated September 26, 2013 to extend the term to August 31, 2019.

NOW, THEREFORE, the parties agree as follows:

Fee Reduction. The Adviser agrees that from the commencement of operations of the Fund through August 31, 2019 it will reduce its compensation and/or reimburse certain expenses for the Fund, to the extent necessary to ensure that the Fund’s total operating expenses, excluding taxes, fees and expenses attributable to a distribution or service plan adopted by the Trust, “Acquired Fund Fees and Expenses,” interest, extraordinary items, and brokerage commissions do not exceed 0.89% (on an annual basis) of the Fund’s average daily net assets.

Fee Recovery. The Adviser shall be entitled to recover, subject to approval by the Board of Trustees of the Trust, such amounts for a period of up to three (3) years from the date on which the Adviser reduced its compensation and/or assumed expenses for the Fund. The Adviser is permitted to seek reimbursement from the Fund for fees it waived and Fund expenses it paid to the extent the total annual fund operating expenses do not exceed the limits described above or any lesser limits in effect at the time of reimbursement.

Term. This Agreement shall terminate on August 31, 2019 or at an earlier date upon the discretion of the Board of Trustees of the Trust, unless extended, terminated, modified or revised by the mutual agreement of the parties, as provided for in writing.

[Signature page follows.]

Effective as of the date first set forth above.

DuPont Capital Management Corporation

By:
Name:
Title:

FundVantage Trust, on behalf of the DuPont Capital Emerging Markets Debt Fund

By:
Name:	Joel Weiss
Title:	President